FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
August 2008

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
____N/A____

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ Jiannong Qian
Name:	Jiannong Qian
Title:	Chief Executive Officer

Date:	August 27, 2008

Exhibit 99.1
China Nepstar Chain Drugstore Announces Share Buyback Program
Shenzhen, China, August 27, 2008 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest drugstore chain in China based on the number of directly operated stores, today announced that its board of directors has authorized a share repurchase program. Under the terms of the approved program, China Nepstar may repurchase up to US$40 million of worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time over the next 16 months. The repurchases will be made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of the ADSs, the nature of other investment opportunities presented to the Company, the Company’s cash flows and expected cash flows, general economic conditions and other factors. The Company may effect buyback transactions pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. Nepstar plans to fund repurchases made under this program from its available cash balance.
“The decision to initiate the share repurchase program illustrates the confidence we have in the long-term value of our company, and reiterates our commitment to maximizing shareholder returns,” said Simin Zhang, Chairman of Nepstar. “This repurchase program reflects our commitment to increasing shareholder value. Our strong balance sheet presents us the flexibility to invest in a variety of avenues to drive value.”
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of June 30, 2008, the Company had 2,483 stores across 73 cities, one headquarters distribution center and 11 regional distribution centers in China. China Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including over-the-counter (“OTC”) drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. China Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.
Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, the Company’s strategic operational plans, as well as outlook for the second quarter of 2008, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Marketing and IR Director
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling Global
Investor Relations
Tel: +1-646-284-9403
Email: dchen@hfgcg.com
Ivette Almeida
Grayling Global
Media Relations
Tel: +1-646-284-9455
Email: ialmeida@hfgcg.com
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